Exhibit 99.1

PRESS RELEASE

KITE REALTY GROUP TRUST ENTERS INTO A DEFINITIVE AGREEMENT

WITH INLAND DIVERSIFIED REAL ESTATE TRUST TO MERGE IN A STOCK-FOR-STOCK TRANSACTION VALUED AT $2.1 BILLION

Increases Kite Realty’s portfolio to 131 properties totaling more than 20 million owned square feet in 26 states with a combined enterprise value of approximately $3.9 billion

Meaningfully increases Kite Realty’s equity market capitalization to $2.1 billion and improves the company’s leverage and credit profile

Kite Realty management to continue to run the combined platform from its Indianapolis headquarters

INDIANAPOLIS, IN, February 10, 2014 — Kite Realty Group Trust (NYSE:KRG) (“Kite Realty”) announced today that it has signed a definitive merger agreement with Inland Diversified Real Estate Trust, Inc. (“Inland Diversified”), pursuant to which Inland Diversified will merge with and into a wholly owned subsidiary of Kite Realty in a stock-for-stock merger with a transaction value of approximately $2.1 billion and an equity value of approximately $1.2 billion (the “Merger”). The Merger is currently expected to close late in the second quarter or in the third quarter of 2014, subject to the approval of shareholders of both companies and the satisfaction of other customary closing conditions.

The Merger brings together two highly complementary shopping center retail portfolios with a combined asset base consisting of 131 properties totaling 20.3 million owned square feet across 26 states.  The combined company will have a total equity market capitalization of approximately $2.1 billion and an enterprise value of approximately $3.9 billion, based on the closing trading price of Kite Realty’s common shares on February 7, 2014.

John A. Kite, Kite Realty’s Chairman and Chief Executive Officer said, “We are extremely pleased to announce what is a transformational transaction for our company.  Inland Diversified has assembled a very well located, high quality portfolio. The asset and tenant quality and strong demographic profile will be a great complement to our portfolio. With this transaction, we will be able to substantially increase the size and scale of our portfolio in our core markets and enter into attractive new markets.  This transaction will further strengthen our balance sheet and enhance our cash flow, positioning us favorably for future growth and shareholder value creation.”

Strategic and Financial Benefits

Kite Realty expects the Merger to result in a number of strategic and financial benefits for Kite Realty shareholders:

•                  High Quality Portfolio with Attractive Valuation.  Inland Diversified’s portfolio is comprised of 57 retail properties that are 95.3% leased as of December 31, 2013.  The portfolio, which has high quality assets and a strong tenant base, is located in very desirable markets with higher annualized base rent and enhanced demographics compared to the existing Kite Realty portfolio.  The valuation of the transaction is compelling, with a projected 6.6% 2014 estimated cash capitalization rate and an implied purchase price of approximately $195 per square foot, which Kite Realty believes to be significantly below replacement cost.

•                  Increased Size, Scale and Diversity.  The transaction will enable Kite Realty to significantly increase the size and scale of its business in its existing core markets and provides entry into attractive new markets, including Westchester (NY), Bayonne (NJ), Las Vegas (NV), Virginia Beach (VA) and Salt Lake City (UT).  The number of Kite Realty properties will increase from 74 to 131, and the total portfolio size will increase from 10.1 million owned square feet to 20.3 million owned square feet.  Kite Realty also intends to improve operations and create value through its extensive redevelopment and repositioning capabilities.

•                  Enhanced Balance Sheet and Liquidity.  The transaction will materially improve Kite Realty’s leverage, debt service coverage and other credit metrics.  The company’s pro forma net debt to 2014 estimated adjusted EBITDA is expected to improve from 7.3x to 6.5x.  Kite Realty shareholders also will enjoy a substantial increase in public float and shareholder liquidity.

•                  Cost Savings and De-Risking.  Kite Realty’s scalable platform will enable the company to acquire the portfolio and achieve substantial administrative and operating synergies, as the company estimates it will be able to achieve $17-19 million in savings from Inland Diversified’s operating expense as a result of the termination of external manager contracts and other cost savings.  The transaction is expected to result in incremental Kite Realty operating expenses of $6-8 million.  Kite Realty expects that its post-combination general and administrative expense as a percentage of its asset base and revenues will decline as a result of the Merger, and that the transaction will reduce its development/redevelopment pipeline as a percentage of total assets.

•                  Cash Flow Benefits. Kite Realty’s reduced leverage coupled with its increased operating cash flow and low dividend payout ratio will support future potential dividend growth.  In addition, management expects the transaction to be neutral to 2014 estimated FFO per share after taking into account the significant deleveraging.

Transaction Overview

Under the terms of the merger agreement, Inland Diversified’s stockholders will receive newly issued common shares of beneficial interest of Kite Realty in exchange for each share of Inland Diversified common stock based on the following:

•                  1.707 shares of Kite Realty for each share of Inland Diversified common stock, so long as the reference price for Kite Realty’s shares (defined below) is equal to or less than $6.36;

•                  A floating ratio if Kite Realty’s reference price is more than $6.36 or less than $6.58; such ratio determined by dividing $10.85 by the Kite Realty reference price;

•                  1.650 shares of Kite Realty for each share of Inland Diversified common stock if Kite Realty’s reference price is $6.58 or greater;

•                  The reference price is the volume-weighted average trading price of Kite Realty common shares for the ten consecutive trading days ending on the third trading day preceding Inland Diversified’s stockholder meeting.

Based on Kite Realty’s closing share price of $6.15 on February 7, 2014, this represents an implied price per share of $10.50 for each share of Inland Diversified common stock.  Based on the maximum and minimum exchange ratios of 1.707 and 1.650, Kite Realty’s shareholders are expected to own between 40.6% and 41.4% of the combined company’s diluted common equity.

As previously disclosed, Inland Diversified has entered into a contract to sell its single tenant net lease portfolio to Realty Income Corporation for $503 million and this transaction is expected to close prior to the closing of the Merger.  Additionally, after the closing of the proposed Merger, Kite Realty expects to dispose of three multi-family assets owned by Inland Diversified as well as Inland Diversified’s securities portfolio.  The proceeds from these sales will be used to further repay debt and delever the balance sheet.

Leadership and Organization

Following the closing, Kite Realty’s Board of Trustees will consist of nine members, six of whom will be current trustees of Kite Realty and three of whom will be designated by Inland Diversified.  John A. Kite, Kite Realty’s current CEO and Chairman of the Board of Trustees, will serve as CEO and Chairman of the Board of Trustees of the combined company, Thomas K. McGowan, Kite Realty’s current President and COO, will serve as President and COO of the combined company, and Daniel R. Sink, Kite Realty’s current Executive Vice President and CFO, will serve as Executive Vice President and CFO of the combined company.

Upon completion of the Merger, the combined company will retain the Kite Realty name and will continue to trade under the NYSE ticker symbol KRG. The combined company’s corporate headquarters will remain in Indianapolis, Indiana.

Timing of Consummation

The transaction is contingent upon the approval by the shareholders of both companies.  A joint proxy statement/prospectus will be filed with the Securities and Exchange Commission and, following its effectiveness, will be mailed to the shareholders of both companies.  The transaction is expected to close late in the second quarter or in the third quarter of 2014.

Transaction Advisors

Bank of America Merrill Lynch and Barclays are acting as financial advisors to Kite Realty and Hogan Lovells US LLP is acting as its legal counsel in connection with the transaction. Wells Fargo Securities is acting as financial advisor to the special committee of the board of trustees of Inland Diversified and Alston & Bird LLP is acting as the special committee’s legal counsel in connection with the transaction.

Conference Call and Investor Presentation

Kite Realty will host a conference call to discuss this transaction on Monday, February 10, 2014 at 10:00 a.m. Eastern Time. The conference call can be accessed by dialing 1-800-798-2864 or 1-617-614-6206 for international participants (passcode 13279054). An investor presentation discussing the transaction will be available in the investor relations section of Kite Realty’s website prior to the conference call. A live audio webcast will also be available on the investor relations section of Kite Realty’s website.

About Kite Realty

Kite Realty Group Trust is a full-service, vertically integrated real estate investment trust engaged in the ownership, operation, management, leasing, acquisition, construction, redevelopment and development of neighborhood and community shopping centers in selected markets in the United States. At December 31, 2013, the company owned interests in a portfolio of 72 operating and redevelopment properties totaling approximately 12.4 million square feet and two properties currently under development totaling 0.8 million square feet.  For more information, please visit the company’s website at www.kiterealty.com.

CONTACT:	Kite Realty Group Trust
Daniel R. Sink, Executive Vice President and CFO
317-577-5600
dsink@kiterealty.com

Forward Looking Statements

Certain statements in this press release that are not in the present or past tense or that discuss Kite Realty’s and/or Inland Diversified’s expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project”, “should” or similar expressions) are forward-looking statements within the meaning of the federal securities laws and as such are based upon current beliefs as to the outcome and timing of future events. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Kite Realty and Inland Diversified operate and beliefs of and assumptions made by their respective management, involve uncertainties that could significantly affect the financial results of Kite Realty, Inland Diversified or the combined company. There can be no assurance that actual future developments affecting Kite Realty, Inland Diversified or the combined company will be those anticipated by Kite Realty or Inland Diversified. Examples of forward-looking statements include projected 2014 fully diluted FFO, share of depreciation and amortization, reported FFO per share, projected net operating income, cap rates, internal rates of return, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, expectations as to the timing of closing of acquisitions, dispositions and other potential transactions and descriptions relating to these expectations. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of Kite Realty or Inland Diversified) and are subject to change based upon various factors including, but not limited to, the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets and interest rates; the demand for and market acceptance of either company’s properties for rental purposes; the ability of either company to enter into new leases or renewal leases on favorable terms; the amount and growth of either company’s expenses; tenant financial difficulties and general economic conditions, including interest rates, as well as economic conditions and competition in those areas where either company owns properties; risks associated with joint venture partners; risks associated with the ownership and development of real property; the outcome of claims and litigation involving or affecting either company; the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions; applicable regulatory changes; risks associated with acquisitions, including the integration of the combined companies’ businesses; risks associated with achieving expected revenue synergies or cost savings; risks associated with the companies’ ability to consummate the Merger and the timing of the closing of the Merger; and other risks and uncertainties detailed from time to time in Kite Realty’s or Inland Diversified’s SEC filings. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the business, financial condition, liquidity, cash flows and financial results of either company could differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Kite Realty does not undertake to update forward-looking statements except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed Merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as February 9, 2014, among Kite Realty Group Trust, KRG Magellan, LLC and Inland Diversified Real Estate Trust.

In connection with the proposed transaction, Kite Realty expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Kite Realty and Inland Diversified that also constitutes a prospectus of Kite Realty, which joint proxy statement will be mailed or otherwise disseminated to Kite Realty and Inland Diversified shareholders when it becomes available. Kite Realty and Inland Diversified also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Kite Realty and Inland Diversified with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their websites at www.kiterealty.com and www.inlanddiversified.com.

Certain Information Regarding Participants

Kite Realty and Inland Diversified and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Kite Realty’s executive officers and trustees in Kite Realty’s definitive proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of shareholders. You can find information about Inland Diversified’s executive officers and directors in Inland Diversified’s definitive proxy statement filed with the SEC on April 16, 2013 in connection with its 2013 annual meeting of shareholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Kite Realty or Inland Diversified using the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.